EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2013, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of March 4, 2014 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

4th Quarter Highlights and Significant Events

•
On October 3, 2013, we announced as part of the Valley of the Kings Bulk Sample Program (the “Program”) that, amongst other things, processing of the bulk sample had commenced at a custom mill located in Montana.

•	On October 9, 2013, we announced the withdrawal of Strathcona Mineral Services Ltd. (“Strathcona”) from the Program.

•
On October 22, 2013, we announced, amongst other things, that the 426585E cross-cut contained 281 ounces of gold and 532 ounces of silver based on preliminary results from the processing of the 10,000 tonne bulk sample and reasons for Strathcona’s withdrawal from the Program.

•
On October 10 and 24, 2013, we announced continued underground exploration with raises on the Cleopatra Structure and 615L drift and additional drill results from Program drilling and the underground exploration program at the Valley of the Kings with a combined total of 19 intersections grading greater than 1,000 grams gold per tonne.

4th Quarter Highlights and Significant Events - continued

•
On October 30, 2013, we announced, amongst other things, additional drill results from the underground exploration program at the Valley of the Kings, that the bulk sample processing was on track and that final mill results would be available after all testwork had been completed.

•
On November 22, 2013, we announced production of 4,215 ounces of gold from the 8,090 dry tonnes of excavated Program material processed to date, surpassing the target of 4,000 ounces of gold projected to be produced from the entire 10,000 tonnes of excavated material.

•
On December 2, 2013, we announced the remaining assay results from underground exploration drilling in the Valley of the Kings, including 8 intersections grading greater than 1,000 grams per tonne gold uncut from 6,164 meters of drilling in 46 holes.

•
On December 13, 2013, we announced the completed production from the total 10,302 dry tonnes of excavated material from the Valley of the Kings bulk sample, with 5,865 ounces of gold produced surpassing the target of 4,000 ounces of gold projected to be produced from the 10,000 tonne bulk sample.

•
On December 19, 2013, we announced an updated Valley of the Kings Mineral Resource estimate for our Brucejack Project, completed by Snowden Mining Industry Consultants (“Snowden”).  Measured and Indicated Mineral Resources total 8.7 million ounces of gold at a grade of 17.6 grams of gold per tonne, and Inferred Mineral Resources of 4.9 million ounces of gold at a grade of 25.6 grams of gold per tonne.

•
On February 20, 2014, we announced a private placement with a syndicate of agents for 568,182 Investment Tax Credit flow-through common shares of Pretivm at a price of $8.80 per share and 1,863,355 Canadian Exploration Expense flow-through common shares of Pretivm at a price of $8.05 per share for aggregate gross proceeds of $20 million.  The agents were granted an option to purchase, or arrange for substituted purchasers, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of nine mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 103,000 hectares.

Operations - continued

Bulk Sample Program

The Program consisted of two elements: the excavation of a 10,000-tonne bulk sample and a 15,000-meter (subsequently increased to a 16,789 meter) underground drill program.  The Program was designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource.  By testing the two domains of mineralization, the Program was designed to confirm that the resource model was accurately projecting the range of the grade distribution in the 10-meter blocks that make up the Mineral Resource estimate within the bulk sample area.  As a result, the Program targeted the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

Excavation of Bulk Sample and Sample Tower

The 1345-meter level, centered at the 426600E cross-section of the Valley of the Kings, was selected as the bulk sample location in conjunction with Strathcona and based on their requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

The 10,000-tonne bulk sample was excavated in approximately 100-tonne rounds from four cross-cuts (excavations perpendicular to the two domains of mineralization, spaced at 30-meter centers) and one lateral drift (an excavation extending along the strike length of one of the domains of mineralization). Excavation of the 10,000 tonne bulk sample was completed in early September 2013.

Each round from the bulk sample was crushed and run through a sample tower on site.  The sample tower was designed and constructed to extract two 30-kilogram samples from each 100-tonne round processed by the sample tower.  On October 22, 2013, we announced, amongst other things, that preliminary figures from the processing of one of the Program cross-cuts, the 426585E cross-cut, showed there was 94% more gold produced from the mill than was estimated from the sample tower results for the same material.  The sample tower results are set out in the Appendix to the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on www.sedar.com on February 2, 2014.

Bulk Sample Mineral Processing

All of the bulk sample material excavated as part of the Program was transported to the Contact Mill in Montana.  Processing of the bulk sample material at the Contact Mill commenced in late September 2013 and was completed in mid-December 2013.  On November 22, 2013, we announced production of 4,215 ounces of gold from 8,090 dry tonnes of excavated material from the Valley of the Kings bulk sample surpassing the target of 4,000 ounces of gold projected to be produced from the entire 10,000 tonne bulk sample.  On December 13, 2013, we announced the completed production of 5,865 ounces of gold from the total 10,302 dry tonnes of excavated material from the bulk sample.  The preliminary mill results for the 10,302 dry tonnes are shown in Table 1 below.

Operations - continued

Table 1: Preliminary Mill Results from Processing (at December 12, 2013)
Tonnes Milled (Dry)	Gold Ounces Gravity Concentrate	Gold Ounces Flotation Concentrate	Gold Ounces Tailings	Total Contained Gold Ounces	Total Contained Silver Ounces
10,302	3,645	2,096	124	5,865	4,950
Notes: Preliminary mill results are provided by Strategic Minerals LLC, operator of the Contact Mill, and are subject to final establishment of weights and assays and settlement, including the gold recovered from the cleanout of the process equipment.

On completion of the processing of the bulk sample, mill crews cleaned out the ball mill, flotation tanks, concentrate tank and other process equipment to recover gold trapped within the process equipment.  The cleanout process recovered an additional 52 ounces of gold.

The material excavated and processed from the Program produced a total of 5,741 ounces of gold as gravity and floatation concentrates. We have received settlement on 1,674 ounces of the gravity concentrate and are waiting on settlement from the sale of the remainder of the gravity concentrate and flotation concentrate.

Bulk Sample Drilling

A total of 16,789 meters of underground drilling in 201 holes was completed as part of the Program.  Drilling was conducted at 7.5-meter and 15-meter centres along 120 meters of strike length and at 15-meter centres vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings.  The Program drilling was completed in September 2013.

Bulk Sample Program Results

The program was successful in confirming the geological model for the Valley of the Kings, validating the robustness of the global high-grade Mineral Resource estimate, and facilitating parameter optimization for the updated December 2013 Mineral Resource estimate.

Additional Exploration

The 2013 underground exploration program was completed in mid-November after a successful season, with the discovery of the Cleopatra structure and the extension of Domain 20.  Following the discovery of the Cleopatra structure, 22 drill holes in five vertical fans were drilled to test Cleopatra’s vertical and horizontal continuity and extent.  Highlights from this drilling include hole VU-032, which intersected 4,030 grams of gold per tonne uncut over 0.5 meters, and hole VU-053, which intersected 27,000 grams of gold per tonne uncut over 0.5 meters. The Cleopatra structure has now been defined for approximately 85 meters along strike, 50 meters above the 1345-meter level, 50 meters below the 1345-level and remains open in all directions.

Geological mapping, mineralogical characteristics, assay ratios of the different elements and underground observations have demonstrated that the Cleopatra structure is a northerly trending component of the Valley of the King’s deformed mineralized stockwork system.  This interpretation has been developed and supported by geological mapping elsewhere underground.  Additional drilling and exploration of the Cleopatra structure is required to determine the full extent and potential of the structure.

Operations - continued

The underground exploration drill program focused on extending the high grade gold mineralization intersected to the east of the Program area above and below the 1345-meter level.  Drilling continued to intersect mineralization in projected domains. The underground exploration drilling was in an area of limited, wide-space surface drilling and demonstrated the continued potential to outline high-grade mineralization in the Valley of the Kings, particularly along the projection of Domain 20 to the east.

In addition to drilling, underground exploration included drifting and cross-cutting of the Cleopatra Structure and Domain 20 and raises on the Cleopatra Structure and the 615L drift.  While conducting the underground exploration program, high-grade gold mineralization encountered was bagged for future processing.  In January 2014, approximately 1,000 tonnes of this material excavated as part of the underground exploration was transported to the Contact Mill in Montana.  Processing of the 1,000 tonnes at the Contact Mill was completed in February 2014.  We are waiting on settlement from the sale of the gravity and flotation concentrate produced from the 1,000 tonnes.

Resource Estimate

On December 19, 2013, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of December 19, 2013).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2013 exploration program, was completed by Snowden (see the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on SEDAR on February 2, 2014).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne)

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

The June 2013 Feasibility Study described below will be amended based on the December 2013 Valley of the Kings Mineral Resource estimate.

Feasibility Study

On June 11, 2013, we announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia (see our news release dated June 11, 2013).  The Feasibility Study was filed on www.sedar.com on June 26, 2013.  Valley of the Kings Probable Mineral Reserves are 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne).  The Base Case estimated pre-tax Net Present Value (5% discount) is US$2.7 billion, with an internal rate of return of 42.9%. The Feasibility Study contemplates average annual production for the first 10 years of 425,700 ounces of gold and for the 22 year life of mine 321,500 ounces of gold, an estimated capital cost, including contingencies, of US$663.5 million and an average processing rate of 2,700 tonnes/day with operating costs of C$156.46 per tonne milled.

Operations - continued

The June 2013 Feasibility Study is based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012).  The June 2013 Feasibility Study will be amended based on the December 2013 Valley of the Kings Mineral Resource estimate.

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the June 2013 Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Alternative Case	Base Case(1)	Spot Prices at June 6, 2013
Gold Price (US$/ounce)	$800	$1,350	$1,415.70
Silver Price (US$/ounce)	$15.00	$20.00	$22.70
Net Cash Flow	$1.41 billion (pre-tax) $964.1 million (post-tax)	$5.28 billion (pre-tax) $3.50 billion (post-tax)	$5.90 billion (pre-tax) $3.91 billion (post-tax)
Net Present Value(2) (5.0% discount)	$602.3 million (pre-tax) $383.7 million (post-tax)	$2.69 billion (pre-tax) $1.76 billion (post-tax)	$3.01 billion (pre-tax) $1.98 billion (post-tax)
Internal Rate of Return	16.6% (pre-tax) 13.7% (post-tax)	42.9% (pre-tax) 35.7% (post-tax)	47.0%(pre-tax) 39.2% (post-tax)
Payback (from start of production period)	4.7 years (pre-tax) 4.8 years (post-tax)	2.1 years (pre-tax) 2.2 years (post-tax)	1.9 years (pre-tax) 2.0 years (post-tax)
Exchange Rate (US$:C$)	1.00	1.00	0.98
(1)Tetra Tech-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF).
(2)NPV is discounted to the beginning of 2013.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(3)(4)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Probable	15.1	13.6	11.0	6.6	5.3
(3)Rounding of some figures may lead to minor discrepancies in totals
(4)Based on C$180/t cutoff grade, US$ 1350/oz Au price, US$ 22/oz Ag price, C$/US$ exchange rate = 1.0

Operations - continued

Table 3: West Zone Mineral Reserve Estimate(5)  – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.0	5.7	309	0.4	19.9
Probable	1.8	5.8	172	0.3	10.1
Total P&P	3.8	5.8	243	0.7	30.0
(5)See notes (3) and (4) to Table 2 above..

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 22-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are 96.7% for gold and 84.8% for silver, and for the West Zone 94.7% for gold and 90.4% for silver.  A total of 7.1 million ounces of gold and 31.6 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(6)
Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
1	811,000(7)	15.4	12	388	271
2	937,000	13.8	11	403	284
3	979,000	13.1	11	400	294
4	981,000	15.8	12	483	314
5	983,000	17.1	14	523	364
6	986,000	12.7	9	389	235
7	985,000	15.5	11	474	306
8	985,000	14.0	10	427	265
9	980,000	14.0	11	427	303
10	991,000	11.2	18	343	490
Years 1-10	9,618,000	14.2	12	4,257	3,126
Years 11-22	9,368,000	9.7	105	2,816	28,515

Operations - continued

Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
Life of Mine (Years 1-22)	18,986,000	12.0	57.9	7,073	31,641
(6)Rounding of some figures may lead to minor discrepancies in totals
(7)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$663.5 million, including a contingency of US$64.4 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	174.5
Mine site(8)	208.2
Offsite Infrastructure	69.1
Total Direct Costs	451.8
Indirect Costs	125.0
Owner’s Costs	22.3
Contingencies	64.4
Total Capital Cost	663.5
(8)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$156.46 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	93.18(9)
Processing	18.16
General & Administrative	25.47
Surface Services and Others	19.65
Total Operating Cost	156.46
(9)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$94.40/t.

Operations - continued

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(10)	$3,253.0
Reclamation Cost Accretion	$25.7
Sustaining Capital Expenditure	$328.5
All-in Sustaining Cash Costs	$3,607.2
Gold Sales	7.1 million ounces
All-in Sustaining Cash Costs per Ounce	$508/ounce
(10)Net of silver credits at Base Case silver price of $20/ounce.

Amended Feasibility Study

The June 2013 Feasibility Study is currently being amended based on the Valley of the Kings December 2013 Mineral Resource estimate using base case metal prices of $1,100 per ounce gold and $17 per ounce silver and a Canadian:U.S. Dollar exchange rate of 0.92.  As part of the amendment, we are also carrying out various trade-off studies to manage capital costs, including staged development of the Brucejack Project.

Project Permitting

We submitted the project description for the Brucejack Project in December 2012 to the British Columbia Environmental Assessment Office (“BCEAO”) and in January 2013 to the Canadian Environmental Assessment Agency (“CEAA”).  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

The BCEAO issued a Section 10 order in February 2013 in respect of the environmental assessment certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process.  In May 2013, the CEAA issued the Environmental Impact Statement (“EIS”) Guidelines that outline the federal permitting requirements for the Brucejack Project.  In September 2013, we held a working group meeting and hosted a site visit with provincial and federal government agencies, First Nations and community representatives.  In late November, we held public meetings in five communities in northwest British Columbia.  We expect to file the EAC application and EIS with BCEAO and CEAA, respectively, in the coming month.  Provincial approval of the EAC application and federal approval of the EIS will allow for the issuance of the necessary statutory permits and authorizations to commence construction of the Brucejack Project.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Operations - continued

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 103,000 hectares (254,500 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2013, 2012 and 2011 are as follows (in $000’s):

	2013		2012		2011
Total revenue	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.16		$0.17		$0.20
Loss and comprehensive loss		$16,584		$15,243		$17,372
Total assets		$726,261		$647,472		$518,030
Long-term liabilities		$19,836		$10,780		$2,108
Cash dividends	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$11,575		$28,992		$16,447
Mineral interests		$696,790		$596,159		$490,762

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

		2013 Q4		2013 Q3		2013 Q2		2013 Q1		2012 Q4		2012 Q3		2012 Q2		2012 Q1
Total revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.04		$0.03		$0.04		$0.05		$0.05		$0.03		$0.04		$0.05
Loss and comprehensive loss		$5,006		$2,591		$4,256		$4,731		$4,095		$3,213		$3,437		$4,498
Total assets		$726,261		$731,775		$702,571		$667,049		$647,472		$638,810		$618,965		$542,001
Long-term liabilities		$19,836		$16,853		$15,943		$13,076		$10,780		$9,586		$6,163		$4,570
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$11,575		$30,564		$33,312		$20,764		$28,992		$52,859		$73,868		$25,710
Mineral interests		$696,790		$674,869		$645,878		$621,315		$596,159		$565,522		$531,924		$507,364

Loss before tax for the year ended December 31, 2013 was $10,107,228 compared to $12,376,372 as at December 31, 2012.  The decrease is largely attributed to the decrease in stock option expense to $5,431,093 in 2013 compared to $7,106,725 in 2012 which is affected by the reduced number of options granted in 2013 and by the timing of stock option grants valued by the Black Scholes model.  We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.  Salaries expense for the year ended December 31, 2013 was $1,715,595 compared to $2,034,312 for the year ended December 31, 2012.  The decrease relates primarily to the decrease in the bonuses awarded.  Total bonuses paid or accrued in the fourth quarter of 2013 was $943,400 ($318,000 was expensed in salaries and $625,400 was capitalized in mineral interests).  The Chief Executive Officer was not awarded a bonus in 2013.  During the fourth quarter of 2012, total bonuses paid or accrued was $1,640,337 ($781,691 was expense in salaries and $858,646 was capitalized to mineral interests) and was inclusive of $455,691 accrued to the Chief Executive Officer.

Selected Financial Information - continued

Investor relations and shareholder communication costs for the year ended December 31, 2013 were $884,249 and remained consistent with the costs incurred for the year ended December 31, 2012 of $917,160.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

During the year ended December 31, 2013, listing fees were $559,716 compared to $763,784 for the year ended December 31, 2012.  This was due primarily to our listing on the New York Stock Exchange in the first quarter of 2012.

We earned interest income on our cash balance for the year ended December 31, 2013 of $460,142 compared to $589,806 for the year ended December 31, 2012.

During the year, we recorded an income tax expense of $6,476,458, as compared to an income tax expense of $2,866,652 for the year ended December 31, 2012, derived primarily from the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

On February 15, 2013, we closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  After deducting share issuance costs of $1,477,429, net proceeds were $19,523,481.

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

On September 5, 2013, the Company closed a private placement of 1,725,000 flow-through common shares at a price of $10.10 per flow-through share for gross proceeds of $17,422,500.  After deducting share issuance costs of $957,476, net proceeds were $16,465,024.

On September 6, 2013, the Company closed a private placement of 1,069,518 common shares at a price of $9.35 per common share for gross proceeds of approximately $10 million.

Subsequent to year end on February 20, 2014, we announced a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 1,863,355 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $20 million.  The agents were granted an option to purchase, or arrange for substituted purchases, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing (the “Offering”).  The Offering is scheduled to close on or about March 6, 2014.

Selected Financial Information - continued

The proceeds of the private placements were mainly used to accelerate and execute the Bulk Sample Program at our Brucejack Project.  The Bulk Sample Program was completed in December 2013.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2013 totaled $11,575,090 decreasing $17,416,516 from $28,991,606 at December 31, 2012. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2013 was $11,218,540 as compared to $30,065,691 as at December 31, 2012. Working capital items other than cash and cash equivalents consisted of receivables of $8,029,053 (2012- $16,511,519), comprised mainly of $1,206,485 (2012 - $3,955,242) of Harmonized Sales Tax refunds and $6,800,690 (2012 - $12,274,000) accrued for BC Mineral Exploration Tax Credits receivable from the Government of Canada, and accounts payable and accrued liabilities of $8,385,603 (2012 - $15,437,434).

During the year, we completed four private placements, comprising flow-through shares for gross proceeds of $38,423,410 and common shares for gross proceeds of $49,999,993.

With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Cash used in investing activities in the year ended December 31, 2013 was $98,238,263 (2012 - $99,540,783), which was incurred mainly in respect of exploration and evaluation activities at the Projects described under Operations above in the amount of $92,718,243 (2012 - $95,880,953). Exploration and evaluation activities included $23,431,476 (2012 - $11,338,024) in underground mining and bulk sample costs, $16,086,780 (2012 - $28,531,571) in underground and surface drilling, $12,122,368 (2012 - $22,214,796) for temporary roads and bridges, $10,871,853 (2012 - $8,472,876) in engineering and permitting costs and $10,174,182 (2012 - $17,449,255) for fuel, equipment rental and transportation.  Other investing activities included $5,451,020 (2012 - $2,899,585) to acquire exploration machinery.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Following the announcement of the resignation of Strathcona on October 9, 2013 and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”).  The plaintiffs seek certification of the actions as class actions on behalf of a class of persons, wherever they reside, who acquired our securities commencing on November 20, 2012 (in the case of the Tahzibi Action) or November 22, 2012 (in the case of the Wong Action) and ending on October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada from November 20, 2012 through October 22, 2013 contained misrepresentations or omissions regarding our Brucejack Project, including the probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona Mineral Services Ltd.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well pre- and post-judgment interest and costs.

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging we violated the United States securities laws by misrepresenting or failing to disclose material information concerning our Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG).  The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,”  which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired our shares between January 19, 2011 and October 21, 2013.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position.  We intend to contest any such litigation claims to the extent of any available defenses.  However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard resulted in Silver Standard owning 18.1% of our issued shares at March 4, 2014.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

During the year, certain officers received a total of $500,000 in performance bonuses.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2013. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

Critical Accounting Estimates - continued

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

Management has assessed for impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2013.

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations and the degree of change in estimates and their overall effect upon us are not predictable.

At December 31, 2013, we had recognized an amount for decommissioning obligations.  However, the amount is not material as the disturbance to date has not been significant.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

There were no new accounting standards or pronouncements that had a material impact on our statements.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents, amounts receivable and restricted cash.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Financial Instruments and Other Instruments - continued

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2013, we do not have any long-term debt and are not subject to any externally imposed capital requirements. With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Outstanding Share Data

At March 4, 2014, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	105,051,050
Share purchase options	9,841,950	$5.85 - $17.46	2.96
Fully diluted	114,893,000

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Annual Information Form dated March 18, 2013 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934.  The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that may have a material effect on the consolidated financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992). Based upon our assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Statement Regarding Forward-Looking Information - continued

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to satisfying conditions of the Offering, the preliminary mill results from processing the 426585E cross-cut, the estimated gold to be produced from the bulk sample program, the estimated contained gold in the 426585E cross-cut from the sample tower, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

Statement Regarding Forward-Looking Information - continued

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral reserve and resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	availability of suitable, or damage to, existing infrastructure.

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

Statement Regarding Forward-Looking Information - continued

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

•	uncertainty as to the outcome of legal proceedings including the current class action proceedings;

•	future sales or issuances of our equity securities; and

•	our being treated as a passive foreign investment company for U.S. Federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those risks identified in our Annual Information Form dated March 18, 2013 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.